Exhibit 99.1



[GRAPHIC OMITTED][GRAPHIC OMITTED]
(CNPJ n(0)  42.157.511/0001-61)



              SUMMARY OF THE MINUTES OF AN ORDINARY MEETING OF THE

                               BOARD OF DIRECTORS

DATE, PLACE AND TIME:

October 20, 2005, at 10:00am, in Company's branch offices at Av. Brigadeiro Faria Lima n(0) 2.277, 3rd (part) and 4th floor, in the City of Sao Paulo - SP.

QUORUM:

Responding to a formal invitation, the following Board members attended the meeting: CARLOS ALBERTO VIEIRA (Chairman), Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Correa do Lago, Ernane Galveas, Bernardo Parnes, Raul Calfat, Alvaro Luiz Veloso and Nelson Koichi Shimada. Jose Luiz Braga, General Counsel, acted as Secretary.

SUMMARY OF THE DELIBERATIONS:

1.       APPOINTMENT OF ALTERNATE BOARD MEMBER

1.1. Considering the resignation of the alternate Board member Mr. Antonio Carlos Dantas Mattos, pursuant to Section 150, caput, of Law no 6,404/76 and Section 18 of the Company's By-laws, the Board decided to appoint Mr. MAURO AGONILHA, Brazilian, married, accountant, bearer of the identity card nr. 6.462.154-6, issued by SSP/SP and CPF/MF nr. 577.141.008-00, domiciled in the City of Sao Paulo, at Av. Eusebio Matoso n(0) 891, 22nd floor, as his successor to substitute for Board member Mr. HAAKON LORENTZEN.

1.2. The meeting was adjourned so that the newly appointed alternate Board member could sign the documents necessary for him to take office. The meeting was then resumed and the alternate Board member took office. It was declared that the alternate Board member shall perform his duties until the next General Shareholders' Meeting of the Company, and shall be entitled to the same remuneration attributed to the Board member who resigned.

2.       AUDIT COMMITTEE

2.1. Due to the appoitment of a new alternate member of the Board of Directors, the Board of Directors of ARACRUZ decided to designate Mr. MAURO AGONILHA to substitute Mr. Antonio Carlos Dantas Mattos as a member of the Company's Audit Committee. As a result of this decision, the Company's Audit Committee is now comprised by the following Board members: ALVARO LUIZ VELOSO, ISAAC SELIM SUTTON and MAURO AGONILHA, the first having been designated the Committee's "financial expert" for the purposes of the relevant legislation. The new designated Audit Committee member presented the necessary documents and statements, which shall be filed at the Company's headquarters.

CLOSING:


The resolutions were decided with the unanimous approval of the Board members present. Since there was no further business, the Meeting was closed, with the drawing up of these Minutes, signed by those present. Sao Paulo, October 20, 2005. (Signatures) Carlos Alberto Vieira - Chairman; Jose Luiz Braga - Secretary; Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Correa do Lago, Ernane Galveas, Bernardo Parnes, Raul Calfat, Alvaro Luiz Veloso and Nelson Koichi Shimada.

               This is a faithful representation of the original,
                      contained in the corporate register.


                                 JOSE LUIZ BRAGA
                                    Secretary